CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Endeavour Silver Corp.

We consent to the use of our report dated March 10, 2025 on the consolidated financial statements of Endeavour Silver Corp. (the "Entity") which comprise the consolidated statements of financial position as of December 31, 2024 and December 31, 2023, the related consolidated statements of comprehensive earnings (loss), cash flows and changes in shareholders' equity for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively the "consolidated financial statements"), and our report dated March 10, 2025 on the effectiveness of the Entity's internal control over financial reporting as of December 31, 2024 which is included in the Annual Report on Form 40-F of the Entity dated March 11, 2025 for the fiscal year ended December 31, 2024.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-272755) on Form F-10 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants

March 11, 2025

Vancouver, Canada